McCORMICK
CAPITAL
MANAGEMENT, Inc.

June 5, 2007                               [GRAPHIC OMITTED]

TAKE A REST                               "THE EYE PATCH IS JUST TO KEEP OTHERS
                                           FROM FIXATING ON THE HOOK."
Dear Shareholders,

The first five months of 2007 have been very profitable for stock market investors. However, don't be surprised if the market trades in a narrow range of plus or minus 2% - 3% over the coming summer months. It is very typical for the market to take a rest. This is particularly true when we point out that the stock market has been advancing for the last 4.6 years without a serious setback. This is the fourth longest bull market run of the past 80 years.

Please don't confuse my short term concern for the market with our long term, and more important view, that corporate America and the economy are doing well. This should translate into higher stock prices, but at a later date.

Through May 31st, the Elite Growth & Income Fund is up 12%. That compares favorably with the S&P 500 and Dow Jones indexes which are up 8.9% and 10.3% respectively.

BOND FUND/ INTEREST RATES

Annual interest rates on the 10 year US Treasury note have been inching up toward 5%. This is a short term negative as it has put a lid on our bond Income Fund performance. Longer term it is a positive. As bonds in our portfolio mature, the proceeds will be invested at higher rates of return. For the year through May 31st, our Bond Income Fund is up 2.2%. This compares to a return of 1.5%, year to date, for the 10 year US Treasury note.

ENJOY YOUR SUMMER

Please call if you have any questions or concerns. Otherwise, enjoy your summer and the significantly warmer temperatures.

Warm Regards,                        NAV VALUE AS OF 4/30/07:

/s/ Dick McCormick                   Elite Income Fund -        $9.86
                                     Growth & Income Fund -    $22.54
Dick McCormick

PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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